EXHIBIT 12.1

ANIXTER INTERNATIONAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

(In Millions)
	Fiscal Year Ended					Six Months Ended
	January 1,	December 31,	December 30,	December 28,	January 3,	July 4,
	2010 (d)	2010	2011	2012 (d)	2014	2014
Earnings
Income from continuing operations	($41.4)	$109.5	$200.7	$124.6	$200.4	$101.2
Income tax provision	39.8	70.7	102.8	84.6	95.6	42.7

Subtotal	(1.6)	180.2	303.5	209.2	296.0	143.9
Fixed charges
Interest expense (b)	66.1	53.6	50.1	59.7	47.4	21.3
Interest component of rent expense	19.6	19.1	20.5	20.9	20.9	10.5
Interest on FIN 48 liabilities (c)	0.7	0.6	0.3	2.4	0.8	0.1

Total fixed charges	86.4	73.3	70.9	83.0	69.1	31.9

Earnings, as adjusted	$84.8	$253.5	$374.4	$292.2	$365.1	$175.8

Ratio of earnings to fixed charges	0.98	3.46	5.28	3.52	5.28	5.51

(a)	The ratio of earnings to fixed charges should be read in conjunction with the Company’s Year End Report on Form 10-K for the year ended January 3, 2014.
(b)	Includes interest on all indebtedness (including capital leases), amortization of debt discount and deferred financing fees.
(c)	Interest attributable to liabilities associated with Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes.
(d)	The ratio of earnings to fixed charge for the fiscal year end January 1, 2010 and December 28, 2012 were impacted by goodwill and long-lived asset impairment charges of $100.0 million and $48.5 million, respectively.